FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2023

Commission File Number: 001-39966

New Found Gold Corp.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

WeWork c/o New Found Gold Corp.
1600 - 595 Burrard Street
Vancouver, British Columbia
Canada V7X 1L4
845-535-1486
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F                 Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

New Found Intercepts 67.5 g/t Au Over 2.65m, 66.2 g/t Au Over 2.65m & 16.5 g/t Au Over 7.40m, Expands High-Grade Gold at Golden Joint to Surface

VANCOUVER, British Columbia--(BUSINESS WIRE)--October 23, 2023--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the results from 37 diamond drill holes that were completed as part of a drill program designed to expand the high-grade gold mineralization at the Golden Joint Zone to surface, located 1km north of Keats on the east side of the highly prospective Appleton Fault Zone (“AFZ”). New Found’s 100%-owned Queensway project comprises a 1,662km2 area, accessible via the Trans-Canada Highway, 15km west of Gander, Newfoundland and Labrador.

Golden Joint Highlights:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-23-1123[2]	150.55	152.70	2.15	26.55	Golden Joint
Including	150.55	150.85	0.30	190.24
NFGC-23-1482[1]	15.90	18.00	2.10	24.01	Golden Joint
Including	17.00	17.35	0.35	140.00
And[1]	44.70	47.35	2.65	66.16
Including	45.95	46.80	0.85	194.00
NFGC-23-1528[2]	86.70	98.70	12.00	2.46	Golden Joint
Including	86.70	87.60	0.90	23.90
NFGC-23-1535[3]	116.50	123.90	7.40	16.54	Golden Joint
Including	116.50	117.10	0.60	165.13
Including	122.15	122.75	0.60	13.09
Including	123.50	123.90	0.40	29.08
NFGC-23-1549[2]	41.85	50.00	8.15	3.98	Golden Joint
Including	45.00	46.15	1.15	17.10
NFGC-23-1585[3]	85.95	88.60	2.65	67.48	Golden Joint
Including	85.95	87.60	1.65	107.98
NFGC-23-1597[2]	170.05	172.20	2.15	21.85	Golden Joint
Including	170.05	171.70	1.65	28.37

Table 1: Golden Joint Drilling Highlights

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 170% to 95%, 240% to 70%, and 310% to 40% of reported intervals. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

  Golden Joint consists of a main, north-south striking high-grade vein that is situated immediately east of the AFZ. It has yielded several significant intervals such as 69.2 g/t Au over 14.15m in NFGC-21-462 (March 24, 2022), 70.7 g/t Au over 5.25m in NFGC-21-386 (January 6, 2022), and 98.1 g/t Au over 3.85m in NFGC-21-401 (January 19, 2022) and has been defined over a strike length of 250m and to a depth of 385m vertical.
  Today’s results expand Golden Joint to surface, infilling a previously unreachable 100m vertical gap with the use of a barge-supported drill. Initial results received indicate strong continuity of high-grade gold to surface with the highlight intervals of 66.2 g/t Au over 2.65m and 24.0 g/t Au over 2.10m in NFGC-23-1482 located 14m and 34m below surface respectively and 16.5 g/t Au over 7.40m in NFGC-23-1535 occurring a further 65m below surface.
  The shallow infill drilling program at Golden Joint is now complete, but with several assays pending. With Golden Joint now drill defined from surface down to a vertical depth of 385m, future exploration will focus on expanding mineralization to depth, where it remains open.

Melissa Render, VP of Exploration of New Found, stated: “We are pleased to report that our first barge-supported drill program went off without a hitch and allowed us to reach areas not previously accessible by land. Our geological model suggested that high-grade mineralization at Golden Joint would extend to surface and today’s results confirm this while demonstrating strong continuity of high-grade within this previously untested panel. Upon receipt of the results from our 3D seismic program, we plan to return to Golden Joint for additional drilling that will be focused on the structure at depth.”

Drillhole Details

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-22-752[2]	8.25	11.25	3.00	1.43	Golden Joint
NFGC-22-850[1]	137.00	139.10	2.10	1.10	Golden Joint
NFGC-22-920	No Significant Values				Golden Joint
NFGC-22-937	No Significant Values				Golden Joint
NFGC-22-951[2]	112.80	115.10	2.30	5.75	Golden Joint
Including	114.70	115.10	0.40	31.60
NFGC-22-983[4]	75.85	78.25	2.40	1.48	Golden Joint
And[1]	102.10	104.30	2.20	1.24
NFGC-22-999[2]	120.35	126.00	5.65	1.47	Golden Joint
NFGC-22-1014	No Significant Values				Golden Joint
NFGC-22-1062	No Significant Values				Golden Joint
NFGC-22-1072	No Significant Values				Golden Joint
NFGC-22-1079[4]	55.80	58.45	2.65	1.68	Golden Joint
NFGC-23-1123[4]	28.15	30.20	2.05	1.08	Golden Joint
And[2]	150.55	152.70	2.15	26.55
Including	150.55	150.85	0.30	190.24
NFGC-23-1134	No Significant Values				Golden Joint
NFGC-23-1143	No Significant Values				Golden Joint
NFGC-23-1424[3]	79.40	82.00	2.60	1.79	Golden Joint
NFGC-23-1432	No Significant Values				Golden Joint
NFGC-23-1439	No Significant Values				Golden Joint
NFGC-23-1451[1]	57.25	60.00	2.75	1.59	Golden Joint
NFGC-23-1462[2]	60.10	71.00	10.90	1.48	Golden Joint
NFGC-23-1473	No Significant Values				Golden Joint
NFGC-23-1482[1]	15.90	18.00	2.10	24.01	Golden Joint
Including	17.00	17.35	0.35	140.00
And[1]	44.70	47.35	2.65	66.16
Including	45.95	46.80	0.85	194.00
NFGC-23-1494[1]	68.50	70.85	2.35	2.13	Golden Joint
NFGC-23-1519[1]	56.90	59.00	2.10	3.44	Golden Joint
Including	57.90	58.50	0.60	11.29
NFGC-23-1528[2]	76.45	81.15	4.70	3.72	Golden Joint
Including	77.40	77.70	0.30	15.40
Including	80.60	81.15	0.55	13.40
And[2]	86.70	98.70	12.00	2.46
Including	86.70	87.60	0.90	23.90
NFGC-23-1532	No Significant Values				Golden Joint
NFGC-23-1535[3]	116.50	123.90	7.40	16.54	Golden Joint
Including	116.50	117.10	0.60	165.13
Including	122.15	122.75	0.60	13.09
Including	123.50	123.90	0.40	29.08
NFGC-23-1549[2]	41.85	50.00	8.15	3.98	Golden Joint
Including	45.00	46.15	1.15	17.10
NFGC-23-1551[1]	25.00	27.55	2.55	8.77	Golden Joint
Including	25.60	26.80	1.20	18.39
And[4]	38.00	41.00	3.00	1.83
NFGC-23-1562[3]	32.55	35.00	2.45	1.72	Golden Joint
NFGC-23-1566[1]	30.75	32.90	2.15	4.30	Golden Joint
NFGC-23-1577[3]	25.10	27.45	2.35	1.33	Golden Joint
NFGC-23-1582[2]	115.00	117.35	2.35	3.35	Golden Joint
NFGC-23-1585[3]	85.95	88.60	2.65	67.48	Golden Joint
Including	85.95	87.60	1.65	107.98
NFGC-23-1588	No Significant Values				Golden Joint
NFGC-23-1593[2]	106.00	110.00	4.00	5.38	Golden Joint
Including	109.40	110.00	0.60	31.00
NFGC-23-1597[2]	170.05	172.20	2.15	21.85	Golden Joint
Including	170.05	171.70	1.65	28.37
NFGC-23-1612[3]	64.65	67.45	2.80	1.42	Golden Joint
And[3]	81.00	83.00	2.00	2.25

Table 2: Summary of composite results reported in this press release for Golden Joint

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 170% to 95%, 240% to 70%, and 310% to 40% of reported intervals. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-22-752	245	-45	330	658502	5428324	Golden Joint
NFGC-22-850	120	-45	302	658309	5428507	Golden Joint
NFGC-22-920	105	-45	191	658403	5428437	Golden Joint
NFGC-22-937	126	-74	245	658403	5428437	Golden Joint
NFGC-22-951	130	-60	122	658407	5428440	Golden Joint
NFGC-22-983	57	-72	193	658403	5428437	Golden Joint
NFGC-22-999	153	-65	181	658381	5428515	Golden Joint
NFGC-22-1014	154	-53	181	658381	5428515	Golden Joint
NFGC-22-1062	130	-69	189	658384	5428516	Golden Joint
NFGC-22-1072	125	-76	183	658404	5428486	Golden Joint
NFGC-22-1079	133	-62	103	658407	5428482	Golden Joint
NFGC-23-1123	32	-45	240	658352	5428137	Golden Joint
NFGC-23-1134	51	-57	192	658352	5428136	Golden Joint
NFGC-23-1143	50	-45	273	658393	5428113	Golden Joint
NFGC-23-1424	155	-78	115	658395	5428410	Golden Joint
NFGC-23-1432	77	-75	101	658387	5428407	Golden Joint
NFGC-23-1439	135	-45	122	658392	5428405	Golden Joint
NFGC-23-1451	115	-65	206	658390	5428406	Golden Joint
NFGC-23-1462	160	-65	185	658387	5428409	Golden Joint
NFGC-23-1473	110	-64	89	658402	5428354	Golden Joint
NFGC-23-1482	150	-66	92	658404	5428351	Golden Joint
NFGC-23-1494	120	-45	92	658403	5428353	Golden Joint
NFGC-23-1519	135	-45	134	658364	5428357	Golden Joint
NFGC-23-1528	122	-51	107	658364	5428357	Golden Joint
NFGC-23-1532	141	-52	119	658365	5428356	Golden Joint
NFGC-23-1535	88	-60	149	658361	5428358	Golden Joint
NFGC-23-1549	84	-45	62	658396	5428325	Golden Joint
NFGC-23-1551	140	-45	128	658401	5428323	Golden Joint
NFGC-23-1562	186	-64	107	658401	5428323	Golden Joint
NFGC-23-1566	126	-75	71	658400	5428324	Golden Joint
NFGC-23-1577	75	-53	59	658426	5428369	Golden Joint
NFGC-23-1582	128	-54	140	658363	5428384	Golden Joint
NFGC-23-1585	355	-44	189	658504	5428381	Golden Joint
NFGC-23-1588	128	-61	161	658363	5428384	Golden Joint
NFGC-23-1593	148	-57	170	658364	5428382	Golden Joint
NFGC-23-1597	280	-48	225	658504	5428381	Golden Joint
NFGC-23-1612	263	-47	195	658504	5428381	Golden Joint

Table 3: Details of drill holes reported in this press release

Queensway 500,000m Drill Program Update

The Company is currently undertaking a 500,000m drill program at Queensway and approximately 32,000m of core is currently pending assay results.

Sampling, Sub-sampling, and Laboratory

All drilling recovers HQ core. Drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 metre and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, which are then sealed and marked with the contents.

New Found has submitted samples for gold determination by fire assay to ALS Canada Ltd. (“ALS”) and by photon assay to MSALABS (“MSA”) since June 2022. ALS and MSA operate under a commercial contract with New Found.

Drill core samples are shipped to ALS for sample preparation in Sudbury, Ontario, Thunder Bay, Ontario, or Moncton, New Brunswick. ALS is an ISO-17025 accredited laboratory for the fire assay method.

Drill core samples are also submitted to MSA in Val-d’Or, Quebec. MSA operates numerous laboratories worldwide and maintains ISO-17025 accreditation for many metal determination methods. MSA is an ISO-17025 accredited laboratory for the photon assay method.

At ALS, the entire sample is crushed to approximately 70% passing 2mm. A 3,000-g split is pulverized. “Routine” samples do not have visible gold (VG) identified and are not within a mineralized zone. Routine samples are assayed for gold by 30-g fire assay with an inductively-couple plasma spectrometry (ICP) finish. If the initial 30-g fire assay gold result is over 1 g/t, the remainder of the 3,000-g split is screened at 106 microns for screened metallics assay. For the screened metallics assay, the entire coarse fraction (sized greater than 106 microns) is fire assayed and two splits of the fine fraction (sized less than 106 microns) are fire assayed. The three assays are combined on a weight-averaged basis. Samples that have VG identified or fall within a mineralized interval are automatically submitted for screened metallic assay for gold.

At MSA, the entire sample is crushed to approximately 70% passing 2mm. For “routine” samples that do not have VG identified and are not within a mineralized zone, the samples are riffle split to fill two 450g jars for photon assay. The assays reported from both jars are combined on a weight-averaged basis. If one of the jars assays greater than 1 g/t, the remaining crushed material is weighed into multiple jars and are submitted for photon assay.

For samples that have VG identified or are within a mineralized zone, the entire crushed sample is weighed into multiple jars and are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

All samples prepared at ALS or MSA are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver.

Drill program design, Quality Assurance/Quality Control and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory’s internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found’s quality control protocols.

New Found’s quality control program also includes submission of the second half of the core for approximately 2% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this press release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any resources or reserves.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated October 23, 2023, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 500,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $29.5 million as of October 2023.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; assay results; the interpretation of drilling and assay results, the results of the drilling program, mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; the merits of the Queensway project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available at SEDAR+ (www.sedarplus.ca), the Canadian Securities Administrators' national system that all market participants use for filings and disclosure, for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: “Collin Kettell”
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: October 23, 2023	By:	/s/ Collin Kettell
Chief Executive Officer